UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:	March 2007
Commission File Number:	000-49917

NEVADA GEOTHERMAL POWER INC.
(Translation of registrant's name into English)

900-409 Granville Street
Vancouver, British Columbia, Canada, V6C 1T2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes □	No ☒

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - __________

EXHIBIT LIST

Exhibit Number	Description
99.1	News Release of Nevada Geothermal Power Inc. dated March 5, 2007

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEVADA GEOTHERMAL POWER INC.

/s/ Don J.A. Smith

Don J.A. Smith
Chief Financial Officer and Secretary

Date: March 5, 2007

Exhibit 99.1

State of Nevada’s Public Utilities Commission Approves
Nevada Geothermal Power’s Power Purchase Agreement for the
Faulkner 1 Power Plant for Geothermal Energy

VANCOUVER, B.C. (March 5, 2007) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) today announced that the Nevada Public Utilities Commission has approved on February 8, 2007, the 20-year Power Purchase Agreement (PPA) with Nevada Power Company, a subsidiary of Sierra Pacific Resources.  Under the contract, the ‘Faulkner 1 Power Plant’ at Blue Mountain will supply between 18.75 MW and 31.25 MW (net) of electrical power; expected to come on line in 2009.

The contract is for the purchase of electrical power and Renewable Energy Credits by Nevada Power Company to meet the requirement of the Nevada’s Renewable Portfolio Standard (20 percent of renewable energy to supply their customers by 2015).

“With the approval of Nevada Geothermal Power’s PPA for geothermal energy for the “Faulkner 1” geothermal project, this is a significant step forward for the company.  We are proud to be part of the solution to provide green energy to Nevada, a leader in the development of renewable resources, “ stated Mr. Fairbank, CEO & President.

NGP has engaged Global Power Solutions LLC (GPS) to conduct a power cycle selection study for the Blue Mountain project.  It will involve analysis of the costs, performance, and schedules of both binary and dual flash power generation cycles.

GPS has been involved in all phases of geothermal power plant development and ownership, including: licensing and permitting, resource considerations, engineering and design, construction and construction management, together with startup, testing, operations, and maintenance. GPS has current and continued experience in three of the largest developments in the world and nearly all of the active developments in the United States.

Nevada Geothermal Power Inc. is a renewable energy company developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable. NGP is committed to the geothermal industry and currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all of which are ideally situated in Nevada and Crump Geyser in Oregon.  An initial 31.5 MW (net) power plant is planned to begin generating power at the Blue Mountain site subject to further resource drilling and feasibility studies.

Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO www.nevadageothermal.com

Investor Inquiries

Shelley Kirk

Nevada Geothermal Power Inc.

Telephone: 604-688-1553 X118

Toll Free: 866-688-0808 X118

Email: sfkirk@nevadageothermal.com

Tracy Weslosky or Fred Cowans

Managing Partners
Pro-Edge Consultants Inc.

Telephone: (416) 581-0177
Toll Free: (866) 544-9622 or
info@pro-edge.com
www.pro-edge.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.